# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMMUNIC, INC., CIK 0001280776
CUSIP: 4525EP200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, United States (X1), 10036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 474,200; sole dispositive power 0; shared dispositive power 474,200; aggregate amount beneficially owned 474,200 (3.4% of the class)
  Comment: This Amendment No. 2 constitutes an exit filing for the Reporting Persons (as defined below), as the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of the Issuer.
- 683 CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 474,200; sole dispositive power 0; shared dispositive power 474,200; aggregate amount beneficially owned 474,200 (3.4% of the class)
  Comment: This Amendment No. 2 constitutes an exit filing for the Reporting Persons (as defined below), as the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of the Issuer.
- Zweiman Ari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 474,200; sole dispositive power 0; shared dispositive power 474,200; aggregate amount beneficially owned 474,200 (3.4% of the class)
  Comment: This Amendment No. 2 constitutes an exit filing for the Reporting Persons (as defined below), as the Reporting Persons no longer beneficially own more than five percent of the outstanding shares of the Issuer.

## Item 1. Issuer
Name of issuer: IMMUNIC, INC.
Address of issuer's principal executive offices: 1200 Avenue of the Americas, Suite 200, New York, New York 10036

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, NY 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of May 15, 2026, 683 Capital Partners, LP beneficially owned (i) 245,000 shares of Common Stock and (ii) warrants to purchase an additional 229,200 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned (i) 245,000 shares of Common Stock and (ii) warrants to purchase an additional 229,200 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned (i) 245,000 shares of Common Stock and (ii) warrants to purchase an additional 229,200 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 13,621,526 shares of Common Stock outstanding as of April 28, 2026, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2026, plus 229,200 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons.

As of May 15, 2026, the Reporting Persons may be deemed to have beneficially owned a total of 474,200 shares of Common Stock, constituting approximately 3.4% of the outstanding shares of Common Stock.
Percent of class: 3.4%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to Schedule 13G filed on August 8, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 683 CAPITAL MANAGEMENT, LLC: /s/ Ari Zweiman, Ari Zweiman, Managing Member (05/15/2026)
- 683 CAPITAL PARTNERS, LP: /s/ Ari Zweiman, Ari Zweiman, Authorized Person (05/15/2026)
- Zweiman Ari: /s/ Ari Zweiman, Ari Zweiman, Self (05/15/2026)